Ballard Power Systems Inc.

News Release

Ballard Sees Positive Developments in Clean Energy Fuel Cell Material Handling Market

For Immediate Release – May 8, 2013

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) congratulates Plug Power on its recent announcement of a strategic investment from Air Liquide. Plug Power is the leader in providing fuel cell systems in material handling applications with their flagship product GenDriveTM, each powered by a Ballard fuel cell stack. Plug Power customers in grocery, retail, warehousing and manufacturing operations are recognizing productivity and environmental benefits available from fuel cell-powered material handling equipment, and are driving growth in the market.

The direct investment in Plug Power by Air Liquide, one of the leading industrial hydrogen fuelling solution companies, reflects a major commitment to the fuel cell material handling market. As such, it represents a positive and important development. Air Liquide’s investment in Plug Power is one of a number of strategic investments in the fuel cell sector announced recently, including Cummins Inc.’s investment in Relion and Anglo American Platinum’s investment in Ballard Power Systems.

In the material handling market, an increasing number of companies are re-ordering Plug Power GenDriveTM systems after experiencing financial savings from initial system deployments. For example, Walmart Canada deployed 95 fuel cell lift trucks at its sustainable refrigerated distribution centre in Alberta, Canada, reducing operating costs by $1.1 million over seven years, compared to the use of battery-powered forklift trucks. Walmart now has more than 500 fuel cell forklifts operating in three warehouses, including a freezer facility. Other Plug Power customers with GenDriveTM systems at multiple sites include: Procter & Gamble with 340 systems at 4 sites; Sysco with more than 600 systems at 7 sites; and Coca-Cola with 96 systems at 2 sties.

Plug Power is the leading hydrogen fuel cell supplier for material handling operations in North America, with over 90 percent market share. Ballard Power Systems is the exclusive supplier of liquid- and air-cooled fuel cell stacks for Plug Power’s suite of GenDriveTM power units serving the full range of Class 1, 2 and 3 electric forklifts.

Zero-emission fuel cell-powered lift trucks deliver economic, operational as well as environmental benefits, when compared to traditional battery systems operating in high-throughput distribution centre and warehouse environments. Advantages are a direct result of increased forklift productivity, driven by factors that include availability of constant power and minimal hydrogen refuelling time.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market developments for our products and corresponding value propositions for our customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com